Exhibit 2

For Immediate Release	November 4, 2005

CANADIAN SUPERIOR ENERGY INC. ANNOUNCES RECORD THIRD QUARTER RESULTS—

REVENUES UP 61%, CASH FLOW UP 96%, NET EARNING $1.5 MILLION

CALGARY, ALBERTA—(CCNMatthews — November 4, 2005) - Canadian Superior Energy Inc. (“Canadian Superior”) (TSX:SNG) (AMEX:SNG) of Calgary, Alberta, Canada is pleased to report that oil and gas revenue before royalties, cash flow from operations and net income has all increased in the third quarter of 2005 to record levels.  Oil and gas revenues before royalties during the third quarter of 2005 increased to $15.0 million, up 61%, as compared to $9.3 million in the third quarter of 2004.  For the first nine months of 2005, oil and gas revenues of $35.9 million were achieved, up 30%, as compared to 2004 revenues of $27.7 million for the same period.  The revenue increases are due to increased production volumes brought on in the third quarter of 2005 as well as higher average prices achieved.

Cash flow from operations in the third quarter of 2005 increased to $8.9 million, up 96%, from $4.5 million recorded in the third quarter of 2004.  For the nine months ended September 30, 2005, cash flow of $20.0 million was achieved, up 40% from $14.3 million for the same period in 2004.  Higher product prices received in 2005 combined with increased product volumes were the primary contributor to the cash flow increases.

The Corporation recorded a net income of $1.5 million ($0.01 per share) in the third quarter of 2005 up from a net loss of $2.3 million ($0.02 per share) recorded in the third quarter of 2004; a net change of $3.8 million compared to 2004. Accordingly, in the first nine months of 2005, the Corporation posted a net income of $1.6 million ($0.01 per share) compared to a net loss of $3.3 million ($0.03 per share) over the same period in 2004; a net change of $4.9 million compared to 2004.

The Corporation also reported that daily production for the third quarter of 2005 averaged 2,705 boe/d, up 13%, as compared to 2,401 boe/d recorded for the same period in 2004.  The increased production was the result of increased well tie-ins and operational efficiencies achieved in the third quarter which were previously hampered by unusually wet weather conditions earlier in 2005.  Average daily production for the nine months ended September 30, 2005, increased to 2,523 boe/d, up from 2,501 boe/d recorded in the first nine months of 2004; in spite an extremely early breakup during the first quarter of 2005, and record rains and flooding during the second quarter, both of which interrupted drilling, completion and tie-in operations in the first half of the year. Current production is approximately 3,100 boe per day.

The average sales price for the third quarter of 2005 was $60.21/boe ($9.86/mcf for natural gas and $63.60/bbl for oil and NGLs) up 43% from $42.01/boe in 2004 ($6.41/mcf for natural gas and $48.94/bbl for oil and NGLs).  Average sales prices for the first nine months of 2005 averaged $52.13/boe ($8.42/mcf for natural gas and $57.35/bbl for oil and NGLs) up 29% from $40.38/boe recorded in 2004 ($6.68/mcf for natural gas and $40.52/bbl for oil and NGLs).  Gas volumes of 12,345 mcf/d during the third quarter of 2005 increased 18% compared to 10,490 mcf/d in the same period in 2004, while oil volumes remained relatively flat at 647 bbls per day in the third quarter of 2005 from an average of 653 bbls per day produced in 2004.  Nine month average gas volumes of 11,609 mcf/d for 2005 were up 3% from 11,263 mcf/day recorded over the same period in 2004 while oil volumes of 588 bbls/d for the nine months were down 6% from 2004 sales of 624 bbls/d.

During the first nine months of 2005, Canadian Superior drilled or participated in 47 gross wells (20.4 net) with a drilling success rate of 98%.

HIGHLIGHTS

The following table sets forth selected financial information of Canadian Superior Energy Inc. for the periods indicated:

(unaudited)

	Three Months Ended			Nine Months Ended
	September 30%			September 30%
	2005	2004	Change	2005	2004	Change
Financial:
($000’s except per share amount)
Oil and gas revenues	$14,982	$9,282	61%	$35,910	$27,670	30%
Cash flow from operations	$8,871	$4,526	96%	$19,989	$14,274	40%
Per Share	$0.08	$0.04	100%	$0.18	$0.13	38%
Net earnings (loss)	$1,495	($2,267)	166%	$1,613	($3,304)	149%
Per Share	$0.01	($0.02)	150%	$0.01	($0.03)	133%
Capital expenditures	$16,703	$10,477	59%	$30,180	$33,493	-10%
Net debt including working capital	$12,451	$14,408	-14%	$12,451	$14,408	-14%
Weighted average common shares outstanding	111,972	107,997	4%	110,602	105,767	5%

Production and Pricing:

Natural Gas
Average daily Production (mcf/d)	12,345	10,490	18%	11,609	11,263	3%
Average Sales Price ($/mcf)	$9.86	$6.41	54%	$8.42	$6.68	26%
Oil & NGLs
Average Daily Production (bbls/d)	647	653	-1%	588	624	-6%
Average Sales ($/bbl)	$63.60	$48.94	30%	$57.35	$40.52	42%
Barrels of Oil Equivalent (6:1)
Average Daily Production (boe/d)	2,705	2,401	13%	2,523	2,501	1%
Average Sales Price ($/boe)	$60.21	$42.01	43%	$52.13	$40.38	29%

Wells Drilled
Gross	26.0	9.0	189%	47.0	19.0	147%
Net	9.8	8.3	18%	20.4	15.0	36%

Canadian Superior is a Calgary, Alberta based oil and gas exploration and production company with operations in Western Canada, offshore Trinidad and Tobago and offshore Nova Scotia. See Canadian Superior’s website at www.cansup.com to review Canadian Superior’s Western Canadian Operations, Trinidad and Tobago holdings and the Company’s offshore Nova Scotia interests.

This news release contains forward-looking information on future production, project start-ups and future capital spending. Actual results or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporation’s annual report on Form 40-F on file with the U.S. Securities and Exchange Commission.

FOR FURTHER INFORMATION RELATED TO CANADIAN SUPERIOR ENERGY INC. AND/OR THIS NEWS RELEASE, PLEASE CONTACT:

Canadian Superior Energy Inc.

Suite 3300, 400 - 3rd Avenue S.W.

Calgary, Alberta

Canada   T2P 4H2

Investor Relations

Phone: (403) 294-1411

Fax:                           (403) 216-2374

www.cansup.com